UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2015

ABBVIE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35565	32-0375147
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

1 North Waukegan Road

North Chicago, Illinois 60064-6400

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (847) 932-7900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                            Other Events

On May 5, 2015, AbbVie Inc., and Morgan Stanley & Co. LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for themselves and as representatives of the several other underwriters named therein, entered into an underwriting agreement (the “Underwriting Agreement”), for the issuance and sale of $16.7 billion aggregate principal amount of senior notes, consisting of $3,000,000,000 aggregate principal amount of its 1.800% senior notes due 2018 (the “2018 Notes”), $3,750,000,000 aggregate principal amount of its 2.500% senior notes due 2020 (the “2020 Notes”), $1,000,000,000 aggregate principal amount of its 3.200% senior notes due 2022 (the “2022 Notes”), $3,750,000,000 aggregate principal amount of its 3.600% senior notes due 2025 (the “2025 Notes”), $2,500,000,000 aggregate principal amount of its 4.500% senior notes due 2035 (the “2035 Notes”) and $2,700,000,000 aggregate principal amount of its 4.700% senior notes due 2045 (the “2045 Notes” and together with the 2018 Notes, the 2020 Notes, the 2022 Notes, the 2025 Notes and the 2035 Notes, the “Notes”).  The Notes are being issued pursuant to the Prospectus Supplement, dated May 5, 2015 and filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2015, and the Prospectus dated April 27, 2015, filed as part of the shelf registration statement (File No. 333-203677) that became effective under the Securities Act of 1933, as amended, when filed with the SEC on April 27, 2015 (the “Registration Statement”). Please refer to the Prospectus Supplement dated May 5, 2015 for additional information regarding the Notes offering and the terms and conditions of the Notes. Closing of the Notes offering is subject to customary conditions and is scheduled for May 14, 2015.

AbbVie intends to use the net proceeds from the Notes offering to fund the cash component of the acquisition consideration in connection with the acquisition of Pharmacyclics, Inc. (the “Pharmacyclics acquisition”), to finance the repurchase from time to time of shares of AbbVie’s common stock for cash in connection with such acquisition, whether pursuant to an accelerated share repurchase program or otherwise and regardless of whether consummated substantially concurrently with or following the consummation of such acquisition and to pay related fees and expenses, and the remainder, if any, for general corporate purposes.  The Notes offering is not contingent on the completion of such acquisition.  However, if the consummation of the acquisition does not occur on or before February 3, 2016 or AbbVie notifies the trustee in respect of the Notes that the merger agreement in connection with the Pharmacyclics acquisition has been terminated in accordance with its terms prior to the consummation of the Pharmacyclics acquisition, AbbVie will be required to redeem the Notes at a redemption price equal to 101% of their principal amount plus accrued and unpaid interest, if any, up to, but excluding the applicable special mandatory redemption date.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement attached hereto as Exhibit 1.1 and incorporated herein by reference and into the Registration Statement.

Many of the underwriters in respect of the Underwriting Agreement and/or their affiliates have in the past performed, and may in the future from time to time perform, investment banking, financial advisory, lending and/or commercial banking services, or other services for AbbVie and its subsidiaries, for which they have received, and may in the future receive, customary compensation and expense reimbursement.

* * * * *

The representations, warranties and covenants of each party set forth in the agreements described in this Form 8-K have been made only for purposes of, and were and are solely for the benefit of the parties to, the applicable agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, certain representations and warranties were made only as of the date of the applicable agreement or such other date as is specified in the agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the applicable agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, such agreements are included with this filing only to provide investors with information regarding the terms of those agreements, and not to provide investors with any other factual information regarding the parties, their respective affiliates or their respective businesses. These agreements should not be read alone, but should instead be read in conjunction with the periodic and current reports and statements that the Company and/or its subsidiaries file with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(d)            Exhibits. The following exhibits are provided as part of this Form 8-K:

Exhibit	Description

1.1

Underwriting Agreement, dated as of May 5, 2015, by and among AbbVie Inc., and Morgan Stanley & Co. LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several other underwriters named therein.

Forward-Looking Statements

Some statements in this Current Report on Form 8-K may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. AbbVie cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated, the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action, and changes to laws and regulations applicable to our industry. Additional information about the economic, competitive, governmental, technological and other factors that may affect AbbVie’s operations is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2014 Annual Report on Form 10-K, which has been filed with the Securities and Exchange Commission and the risks described under “Risk Factors” beginning on page 13 of our Registration Statement on Form S-4, as amended (File No. 333-202921). AbbVie undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE INC.

	By:	/s/ William J. Chase
		Name:	William J. Chase
Date: May 7, 2015		Title:	Executive Vice President, Chief Financial Officer